Exhibit 99.1

Neptune Appoints David Mayers as Chief Operating Officer

Mayers Brings Senior Level Executive Leadership Experience and Operational Expertise Across Cannabis Extraction, Pharmaceuticals, Healthcare, and Health and Wellness

LAVAL, QC, March 9, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today the appointment of David Mayers as Chief Operating Officer.

Mr. Mayers brings to Neptune 30 years of senior level executive leadership experience and expertise in Corporate Strategy execution, M&A implementation, R&D, Quality, Supply Chain, Operations and Facility Expansion across several industries, including cannabis extraction, pharmaceuticals, healthcare, and health and wellness.

Mr. Mayers previously served as Chief Operating Officer of MediPharm Labs Inc., a global leader in specialized, research-driven pharmaceutical-quality cannabis extraction where he was responsible for strategic direction and daily operation of the organization, including direct responsibility of Manufacturing, HR, R&D, IT, Security, Quality, Project Management, Procurement and Supply Chain.  Prior to MediPharm, he served as Chief Executive Officer and Chief Operating Officer of Impopharma Inc., a specialty generic pharmaceutical company developing innovative nasal and pulmonary inhalation products for the U.S. market, where he was responsible for strategic direction and operation of the organization.  Mr. Mayers previously served as President of WellSpring Pharma Services, a division of WellSpring Pharmaceuticals, as well as Vice President of Operations and Director of Quality Control at Purdue Pharma.

"David is a strategic, value-centered senior executive and a proven change agent who brings highly relevant industry experience to Neptune," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions. "He is an accomplished hands-on leader and effective communicator well versed in developing highly collaborative teams, building culture, integrating people and processes, driving results and growth. As COO, he will play a critical role in implementing new systems and processes to drive Neptune's operational excellence. I am very pleased to welcome David to the Neptune team and look forward to his contributions to our mission to redefine health and wellness, bring consumer packaged goods brands to market and deliver profitable growth."

"I am excited to join Neptune as I believe the company has tremendous potential and is well positioned for growth," said Mayers. "I look forward to leveraging my years of experience across key corporate functions in cannabis extraction, pharmaceuticals and healthcare to help Michael and the team execute the business strategy and drive growth across our B2B and B2C businesses."

A trained chemist, Mr. Mayers graduated with honours from University of Guelph with a B.Sc. in Biological Sciences and earned his Masters in Business Administration from University of Toronto.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-appoints-david-mayers-as-chief-operating-officer-301019414.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2020/09/c0381.html

%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 09-MAR-20